EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of St. Jude Medical, Inc. that is made part of Amendment No. 3 to the Registration Statement (Form S-4 No. 333-212002) and related Prospectus of Abbott Laboratories for the registration of its common stock and to the incorporation by reference therein of our report dated February 23, 2016, except for Notes 1 and 9, as to which the date is June 7, 2016, with respect to the consolidated financial statements and schedule of St. Jude Medical, Inc., and our report dated February 23, 2016, with respect to the effectiveness of internal control over financial reporting of St. Jude Medical, Inc., included in St. Jude Medical, Inc.’s Current Report on Form 8-K dated June 7, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
September 20, 2016